News Release

BROOKFIELD ANNOUNCES RESULTS OF
CONVERSION OF ITS SERIES 8 AND SERIES 9 PREFERRED SHARES
Toronto, October 20, 2006 - Brookfield Asset Management Inc. (NYSE/TSX: BAM) today announced the results of the exercise of the conversion privilege for its Class A Preference Shares, Series 8 (the “Series 8 Preferred Shares”) (TSX: BAM.PR.E) and its Class A Preference Shares, Series 9 (the “Series 9 Preferred Shares”) (TSX: BAM.PR.G).

Holders of the company’s Series 8 Preferred Shares and Series 9 Preferred Shares had the right to exchange their shares for the other series effective November 1, 2006, if they submitted an election to convert their shares on or prior to October 18, 2006. Holders of 272,614 Series 8 Preferred Shares have elected to convert these shares into an equivalent number of Series 9 Preferred Shares, and holders of 1,028,770 Series 9 Preferred Shares have elected to convert these shares into an equivalent number of Series 8 Preferred Shares.

These conversions will be effective on November 1, 2006. Following these conversions, there will be 1,805,948 Series 8 Preferred Shares and 6,194,052 Series 9 Preferred Shares issued and outstanding.

The Series 8 Preferred Shares pay a monthly floating rate dividend based on the Prime Rate, adjusted to reflect the trading price of these shares. The next monthly dividend payable on these shares on November 12, 2006 represents an annualized dividend rate of 4.74%. The Series 9 Preferred Shares pay a quarterly dividend which is reset every five years based on a percentage of the five-year rate on Government of Canada bonds at the time. As previously announced, the annual rate on the Series 9 Preferred Shares has been reset at 4.35% commencing with the dividend payable on February 1, 2007.

Holders of the company’s Series 8 and Series 9 Preferred Shares will again have the opportunity to convert their shares into the other series effective November 1, 2011 and every five years thereafter.

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Brookfield Asset Management Inc., focused on property, power and infrastructure assets, has over $50 billion of assets under management and is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM.

For more information, please visit our web site at www.brookfield.com or contact:

Katherine C. Vyse Senior Vice-President, Investor Relations and Communications Tel: 416-369-8246 e-mail: kvyse@brookfield.com

Note: This press release may contain forward-looking information and other “forward looking statements”, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  The word “will” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may impact trends implied by such forward-looking statements, Factors that could cause actual results to differ materially from those set forward in the forward- looking statements include general economic conditions, interest rates and other risks detailed from time to time in documents filed by the company with the securities regulators in Canada and the United States including in the Annual Information Form under the heading “Business Environment and Risks.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

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